UNITED STATES  |  ENGLAND  |  GERMANY  |  CHINA

PHILIP S. GARON
612/766-8101
pgaron@faegre.com

April 7, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Target Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2009
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2009
File No. 001-06049

Dear Mr. Owings:

We are counsel to Target Corporation and are writing in response to your letter dated April 2, 2009, regarding Target’s preliminary proxy statement.  Following this introductory section is a specific response to each of your 13 enumerated comments in that letter, with your comments in italics preceding each related response.  Simultaneous with the submission of this response letter, Target has filed a revised preliminary proxy statement via EDGAR that incorporates the revisions described below.  To facilitate your review of Target’s revised preliminary proxy statement, we are sending a marked version of the proxy statement highlighting these changes to your attention by overnight delivery.

Target believes its responses address your comments.  Should the staff, after review and consideration of our responses, have further questions or comments, Target would welcome direct dialogue and collaboration to discuss any further questions or comments and reach an expeditious resolution.

2200 WELLS FARGO CENTER  |  90 SOUTH SEVENTH STREET  |  MINNEAPOLIS MINNESOTA 55402-3901

TELEPHONE 612-766-7000  |  FACSIMILE 612-766-1600  |  WWW.FAEGRE.COM

Revised Preliminary Proxy Statement on Schedule 14A Filed on March 30, 2009

1.                                      Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to shareholders.  Refer to Rule 14a-6(e)(l).

Target’s Response

Target has added a legend to the preliminary proxy statement and form of proxy to identify them as preliminary versions as required by Rule 14a-6(e)(1).

2.                                      Please provide a brief background discussion of the contacts the company has had with Mr. William Ackman, Pershing Square L.P. and affiliates during the time period leading up to the current solicitation.  You should describe in sufficient detail whether the company’s Board of Directors responded to contacts made by the insurgent group and, if material, the specifics of any discussions between the parties.

Target’s Response

Target has included a brief background discussion in the revised preliminary proxy statement of the contacts Target has had with Mr. Ackman, Pershing Square L.P. and affiliates.  Target has included disclosure in the revised preliminary proxy statement of the Target Board’s response to contacts made by this group and, where material, the specifics of the discussions between the parties.

What does it mean if I receive more than one WHITE proxy card?, page 3

3.                                      We note your statement on page 3 that “[v]oting against any Pershing Square nominees on the Pershing Square proxy card will not be counted as a vote for the Board’s nominees . . . ”  Please clarify how ‘Against’ votes will be tabulated in the contested election.  Please also refer us to the applicable state law that gives legal effect to votes cast against a nominee.

Target’s Response

In the response to the question “How many votes are required to approve each item?”, Target states under the paragraph on “Election of Directors” that directors will be elected on a plurality basis if the election is contested.  Target further states that the candidates receiving the highest number of “For” votes will be elected.  As a result, a vote “Against” a director will have no impact on whether the director is elected if the election is contested.  Target has added a sentence to this effect in the revised preliminary proxy statement to clarify.  There is no state statute or other applicable authority that gives legal effect to votes cast against a nominee.  If the election were not contested, votes cast against a nominee would be given effect pursuant to the terms of Target’s Articles of Incorporation, as explained in the preliminary proxy statement.

How many votes are required to approve each item?, page 3

4.                                      We note your statement that with respect to Item One “the affirmative vote of the greater of (i) a majority of the outstanding shares of our common stock present in person or by proxy and entitled to vote on the item at the Annual Meeting and (ii) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting, will be required for approval provided that a quorum is present in person or by proxy.”  Please advise us of the authority for this standard, considering Article VII of your articles of incorporation indicates that the affirmative vote of a majority of the voting power of the shares present and entitled to vote is required for purposes of shareholder action.  This comment also applies to Items Three, Four and Five, as similar disclosure appears on page 4.  Also, it would appear that a larger proportion of votes is required with respect to Item One, considering Article VI of your articles of incorporation provides that “any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock (as defined in Article IV), voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors.”

Target’s Response

The provision of Article VII of Target’s articles of incorporation stating that shareholders shall take action at a meeting of Target’s shareholders on all matters, other than the election of directors, by the affirmative vote of a majority of the voting power of the shares present and entitled to vote further states that the vote required would be a larger proportion or number if “required by law or these Articles of Incorporation.”  Section 302A.437, Subdivision 1, of the Minnesota Business Corporation Act (the “MBCA”) does, in fact, specify a larger proportion or number that may apply in certain circumstances.  Section 302A.437, Subdivision 1, of the MBCA, a copy of which is attached as Exhibit A to this letter, states that shareholders shall take action by the “affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute quorum for the transaction of business at the meeting.”  Clause (1) of Section 302A.437 is the same standard set forth in Article VII of Target’s articles of incorporation.  However, if less than a majority of the outstanding shares were present and entitled to vote on a proposal, which would be the case if, for example, the number of broker non-votes for a proposal (which are not considered present and entitled to vote on the proposal) was a majority of the shares present and entitled to vote, then this larger number would apply under clause (2) of Section 302A.437, Subdivision 1, and, thus, would also apply under Article VII of Target’s articles of incorporation.  The situations where the higher standard in clause (2) of Section 302A.437 would apply are rare, but were they to occur, this larger number would be required for shareholder action with respect to Items One, Three, Four, and Five.

With respect to Item One, Article VI of Target’s articles of incorporation requires the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all outstanding shares of Voting Stock, unless such change shall have been approved by a majority of the entire Board of Directors.  As Target disclosed under the question “How many votes are required to approve each item?”, Target’s Board of Directors unanimously determined that the number of directors on the Board of Directors shall be 12.  Accordingly, the higher voting requirement set forth in Article VI does not apply, but rather Item One is subject to the same general vote requirement described above pursuant to Article VII of Target’s articles of incorporation and Section 302A.437, Subdivision 1, of the MBCA.

5.                                      Please further clarify that if Item One is not approved, the election of the fifth director would be subject to a plurality standard and not a majority vote.

Target’s Response

In addition to the disclosure Target previously provided in response to the question “How many votes are required to approve each item?”, Target has added disclosure to Item One clarifying that the election of a fifth director, if Item One is rejected, would be subject to a plurality standard.

Who pays the expenses incurred in connection with the solicitation of proxies?,  page 5

6.                                      We note that in addition to sending these proxy materials, you contemplate that “some of [your] directors and officers as well as management and non-management employees may contact [shareholders] by telephone, mail, email or in person.”  Please be advised that all written soliciting materials, including any scripts used in soliciting proxies by telephone or in person, must be filed under the cover of Schedule 14A.  Please confirm your understanding in this regard.

Target’s Response

Target acknowledges its obligation to file all written soliciting materials under the cover of Schedule 14A.

Item One—Determine That the Number of Directors Constituting Our Board of Directors Shall Be 12, page 6

7.                                      We note your stated belief “that the number of directors on [your] Board is 12, with four directors in each class, which is consistent with the election by [your] shareholders of four Class III directors in 2006, four Class I directors in 2007 and four Class II directors in 2008.”  Please revise to provide the basis for your belief, addressing Article VI of your articles of incorporation regarding increases and decreases in the number of board seats.  If your interpretation of this provision differs from that set forth by Mr. Ackman, please explain.

Target’s Response

Target has revised its disclosure to provide the basis for its belief regarding increases and decreases in the number of directors on Target’s Board pursuant to Article VI of Target’s articles of incorporation.  Target acknowledges that there is a dispute on this issue, which is the reason Target is submitting this determination to its shareholders who have the absolute authority under Target’s articles of incorporation to determine the number of directors constituting Target’s Board of Directors.

8.                                      We note your statement that “[your] Board of Directors or shareholders may increase the number of directors on [your] Board of Directors at any time in accordance with the terms of [your] restated articles of incorporation, as amended.”  Please also disclose here whether your board and/or your shareholders, respectively, may decrease the number of board seats.

Target’s Response

Target has added a statement explaining the process for decreasing the number of board seats.

Item Two—Election of Directors, page 6

9.                                      Please disclose whether you have received the consent of each nominee to be named and to serve if elected.  See Rule 14a-4(d).

Target’s Response

Target received the consent of each of its nominees to be named and to serve if elected.  Target has added a statement to this effect in the revised preliminary proxy statement.  This consent was obtained as part of the Questionnaire for Non-Employee Directors that each of Target’s nominees completed in connection with Target’s preparation of the proxy statement.

10.                               Please revise your disclosure under this Item and Item One to more clearly highlight the relationship between Item One and Item Two.  Disclose for example, that if Item One is rejected, then the company would have nominated a number of individuals that is less than the number of director positions up for election.  Additionally, please revise the Questions & Answers — “How many votes are required to approve each item,” and the disclosure in Items One and Two to more prominently disclose that if Item One is rejected, then shareholders who submitted their proxies using the company’s card will be unable to vote for a fifth nominee.

Target’s Response

Target has revised the disclosure to more clearly highlight the relationship between Item One and Item Two.

11.                               We note that the Nominating Committee of the Board reserves the right to designate and vote for substitute nominees in the event the other nominees become unavailable for election.  Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision.  Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date.  Refer to Rule 14a-4(d)(1).

Target’s Response

Rule 14a-4(c)(5) states that a proxy may confer discretionary authority to vote on “[t]he election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.”  Rule 14a-4(d)(1) simply states that no proxy shall confer authority “to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement.”  Target has named four bona fide nominees for election as directors in the proxy statement and, accordingly, under Rule 14a-4(c)(5), may request proxies that confer discretionary authority to vote for a substitute nominee in the circumstances covered by Rule 14a-4(c)(5).  Target has revised the language in the proxy statement regarding the Nominating Committee’s right to designate a substitute nominee to more closely align with the language in Rule 14a-4(c)(5).

12.                               Please clarify your disclosure to explain the reasons and basis for the recommendation by the Board for its four nominees.

Target’s Response

Target has clarified its disclosure to explain the Board’s reasons and basis for its recommendation of Target’s four nominees.

Miscellaneous Information Concerning the Participants, page A-4

13.                               Please remove the qualifying language regarding the “knowledge” of the company regarding the participants appearing on pages A-4 through A-5.

Target’s Response

Target has removed the qualifying language regarding Target’s “knowledge” as it relates to the participants appearing on pages A-4 and A-5.

***

Target acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Target may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of Target’s responses.  Should you have further questions or comments or need any further information or clarification, please contact me or any of the persons on the distribution list attached as Exhibit B.

Sincerely,

/s/ Philip S. Garon

Philip S. Garon
Partner

cc:	Alexandra M. Ledbetter, Staff Attorney, SEC
Mara L. Ransom, Legal Branch Chief, SEC
Timothy R. Baer, General Counsel, Target Corporation
David L. Donlin, Senior Legal Counsel, Target Corporation
Attached Distribution List

EXHIBIT A

302A.437 ACT OF THE SHAREHOLDERS.

    Subdivision 1. Majority required. Except for the election of directors, which is governed by  section 302A.215, the shareholders shall take action by the affirmative vote of the holders of the  greater of (1) a majority of the voting power of the shares present and entitled to vote on that item  of business, or (2) a majority of the voting power of the minimum number of the shares entitled to  vote that would constitute a quorum for the transaction of business at the meeting, except where  this chapter or the articles require a larger proportion or number. If the articles require a larger  proportion or number than is required by this chapter for a particular action, the articles control.

EXHIBIT B

DISTRIBUTION LIST

Elliott V. Stein

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1228

Fax: (212) 403-2000

E-mail: EVStein@WLRK.com

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1221

Fax: (212) 403-2221

E-mail: SARosenblum@WLRK.com

Michael A. Stanchfield

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Phone: (612) 766-7764

Fax: (612) 766-1600

E-mail: MStanchfield@Faegre.com